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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Grill Concepts, Inc.
(Name of Issuer)
Common Stock, $0.00004 par value per share
(Title of Class of Securities)
398502104
(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
633 West Fifth St., Suite 4000
Los Angeles, CA 90071-2007
(213) 485-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	398502104	Page	2	of	16

1	NAMES OF REPORTING PERSONS: Eaturna LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		923,873 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

923,873 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

923,873 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	398502104	Page	3	of	16

1	NAMES OF REPORTING PERSONS: Eaturna Holdings LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		923,873 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

923,873 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

923,873 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	398502104	Page	4	of	16

1	NAMES OF REPORTING PERSONS: Good Tasting LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		923,873 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

923,873 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

923,873 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	398502104	Page	5	of	16

1	NAMES OF REPORTING PERSONS: Tuscany Oaks Partners I LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	398502104	Page	6	of	16

1	NAMES OF REPORTING PERSONS: Lori A. Milken

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		923,873 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

923,873 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

923,873 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	398502104	Page	7	of	16

1	NAMES OF REPORTING PERSONS: Michael R. Milken (1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		923,873 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

923,873 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

923,873 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) See Item 5 below

CUSIP No.	398502104	Page	8	of	16

1	NAMES OF REPORTING PERSONS: Robert M. Fell

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

              This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relating to Grill Concepts, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2007, as amended (the “Schedule 13D”). The Schedule 13D is filed with respect to the shares of Common Stock of the Company (the “Shares”).
              This Schedule 13D initially was filed by Eaturna LLC, a Delaware limited liability company (“Eaturna”), Eaturna Holdings LLC, a California limited liability company (“Eaturna Holdings”), Good Tasting LLC, a Delaware limited liability company (“Good Tasting”), Lori A. Milken, an individual (“Ms. Milken”), and Michael R. Milken, an individual (“Mr. Milken”) (collectively, the “Original Reporting Persons”).
              This Amendment No. 3 to the Schedule 13D is being filed to report, among other things, that Good Tasting and Tuscany Oaks Partners I LLC, a Delaware limited liability company (“Tuscany Oaks”), entered into certain agreements to purchase Shares and Warrants to purchase Shares (the “Warrants”). As a result of entering into such agreements, Tuscany Oaks and Robert M. Fell, an individual who is the manager of Tuscany Oaks (“Mr. Fell”), are joining this Schedule 13D as Reporting Persons. Tuscany Oaks and Mr. Fell, together with the Original Reporting Persons, are sometimes collectively referred to herein as the “Reporting Persons.”
              Capitalized terms used and not defined herein have the same meanings as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.
Item 2. Identity and Background.
              The information in Item 2 is hereby amended and supplemented by adding the following thereto:
              Tuscany Oaks is a Delaware limited liability company. The principal business of Tuscany Oaks is to hold and invest in the securities of the Company. The address of the principal business and principal office of Tuscany Oaks is 1250 Fourth Street, Santa Monica, California 90401. Tuscany Oaks is managed by Mr. Fell in his capacity as manager.
              During the last five years, Tuscany Oaks has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Tuscany Oaks was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
              The information in this Item 3 is amended and supplemented by adding the following thereto:
              On July 2, 2007, Good Tasting entered into a Subscription Agreement pursuant to which it agreed, subject to the terms and conditions of the Subscription Agreement, to purchase an aggregate of 113,560 Shares and Warrants to purchase 39,746 Shares for total consideration of $799,916.64. Good Tasting will obtain the funds from a capital contribution made by its sole member, Ms. Milken, who in turn will use personal funds to fund such capital contribution.
              On July 2, 2007, Tuscany Oaks entered into a Subscription Agreement pursuant to which it agreed, subject to the terms and conditions of the Subscription Agreement, to purchase an aggregate of 198,000 Shares and Warrants to purchase 69,300 Shares for total consideration of $1,394,712. Tuscany Oaks will obtain the funds from capital contributions made by its members. The members of Tuscany Oaks will use personal funds (in the case of individuals) or working capital (in the case of entities) to fund such capital contributions. All of the members of Tuscany Oaks are members (or affiliated with members) of Eaturna, and include Mr. Fell, Cary Fitchey (“Mr. Fitchey”) and an entity (the “Simon Entity”), in which Herbert Simon (“Mr. Simon”) has an economic interest. Mr. Fell, Mr. Fitchey and the Simon Entity have contributed $561,651, $24,965 and $671,135, respectively, to Tuscany Oaks for the purchase of securities of the Company and through their ownership in Tuscany Oaks will have a proportionate economic interest in the Shares and Warrants held by Tuscany Oaks.
Item 4. Purpose of the Transaction.
              The information in this Item 4 is amended and supplemented by adding the following thereto:
              The purpose of the acquisition of securities by Tuscany Oaks and Mr. Fell, and the plans and proposals which Tuscany Oaks and Mr. Fell may have which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D are the same as set forth in Item 4 of the Schedule 13D with respect to the other Reporting Persons and the information set forth in such Item 4 is incorporated herein by reference with respect to Tuscany Oaks and Mr. Fell. Except as set forth therein, Tuscany Oaks and Mr. Fell have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
              The information in this Item 5 is amended and supplemented by adding the following thereto:
              On July 2, 2007, Tuscany Oaks entered into a Subscription Agreement to purchase 198,000 Shares and Warrants to purchase 69,300 Shares. Pursuant to the Subscription Agreement, the price to be paid for each Share is $7.00 and the price to be paid for each Warrant is $0.125. Tuscany Oaks will be the record owner of, and will have the sole power to vote and dispose of, such Shares and Warrants. Currently, Tuscany Oaks does not beneficially own any Shares or Warrants.
              Mr. Fell is the manager of Tuscany Oaks, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned by Tuscany Oaks. Mr. Fell disclaims such beneficial ownership. Mr. Fitchey and the Simon Entity are non-managing members of Tuscany Oaks and in such capacity will not have any power to vote or dispose of any Shares beneficially owned by Tuscany Oaks. Therefore, neither Mr. Fitchey nor Mr. Simon, who has an economic interest in, but does not control, the Simon Entity, will have the power to vote or dispose of any Shares beneficially owned by Tuscany Oaks and each disclaims beneficial ownership of any such Shares. Each of Messrs. Fell, Fitchey and Simon is a director of Eaturna LLC. Certain actions, including the voting and disposition of any Shares by Tuscany Oaks, will require approval of holders of a majority of the equity interests of Tuscany Oaks. The information contained in Item 3 above is incorporated herein by reference.
              On July 2, 2007, Good Tasting entered into a Subscription Agreement to purchase 113,560 Shares and Warrants to purchase 39,746 Shares. Pursuant to the Subscription Agreement, the price to be paid for each Share is $7.00 and the price paid for each Warrant is $0.125. Good Tasting will be the record owner of, and have the sole power to vote and dispose of, such Shares and Warrants.
              As described in the original Schedule 13D, Ms. Milken may be deemed to be a controlling person of Good Tasting and, in such capacity, may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned by or deemed to be beneficially owned by Good Tasting. Good Tasting and Eaturna Holdings may be deemed to beneficially own the Shares owned by Eaturna. Therefore, each of Ms. Milken and Good Tasting may currently each be deemed to beneficially own an aggregate of 923,873 Shares, which represents approximately 14.1% of the outstanding Shares.
              Mr. Milken is the spouse of Ms. Milken. Mr. Milken may be deemed to share the power to vote and dispose of the Shares which may be deemed to be beneficially owned by Ms. Milken, but disclaims beneficial ownership of such Shares.
              The Reporting Persons may be deemed to be a “group” for purposes of Section 13 of the Securities Exchange Act of 1934. Mr. Milken disclaims that he shares the power to vote or dispose of the Shares reported herein, and disclaims that he is a member of a group with the other Reporting Persons with respect to such Shares.
              The Subscription Agreements described herein are subject to certain conditions, and therefore the Reporting Persons currently do not have beneficial ownership of the Shares and Warrants which they have agreed to purchase pursuant to the Subscription Agreements.
              The percentage ownership of Shares is calculated in this Schedule 13D assuming 6,532,950 Shares are currently outstanding.
              Upon closing of the sales of the Shares and Warrants pursuant to the Subscription Agreements described above (and other subscription agreements being entered into by the Company concurrently with the Subscription Agreements), it is anticipated that the number of Shares outstanding will be 8,532,950, and the percentage ownership of Shares will be calculated assuming 8,532,950 Shares are outstanding plus, for each Reporting Person which beneficially holds Warrants, the number of Shares issuable upon exercise of the Warrants beneficially owned by such Reporting Person. Upon consummation of the transactions contemplated by the Subscription Agreements, it is anticipated that the Shares and Warrants beneficially owned by Tuscany Oaks will represent 3.1% of the outstanding Shares. Upon consummation of the transactions contemplated by the Subscription Agreements, it is anticipated the Shares and

Warrants beneficially owned by Good Tasting and Ms. Milken will represent 12.6% of the outstanding Shares.
              Except as described in this Amendment No. 3, none of the Reporting Persons, nor any of the persons named in Item 2 to the Schedule 13D, has effected any transactions in the Shares (or the Warrants) during the past 60 days. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
              On July 2, 2007, Tuscany Oaks entered into a Subscription Agreement with the Company and Robert Spivak pursuant to which Tuscany Oaks has agreed, subject to the terms and conditions set forth in the Subscription Agreement, to purchase 198,000 Shares and Warrants to purchase 69,300 Shares. An executed copy of the Subscription Agreement is attached hereto as Exhibit 2, and incorporated herein by reference.
              On July 2, 2007, Good Tasting entered into a Subscription Agreement with the Company and Robert Spivak pursuant to which Good Tasting has agreed, subject to the terms and conditions set forth in the Subscription Agreement, to purchase 113,560 Shares and Warrants to purchase 39,746 Shares. An executed copy of the Subscription Agreement is attached hereto as Exhibit 3, and incorporated herein by reference.
              On July 2, 2007, Tuscany Oaks and Good Tasting entered into a Letter Agreement with the Company pursuant to which the Company agreed and acknowledged that the Board of Directors of the Company, by resolutions duly adopted by the Board of Directors, has approved the sale of Shares and Warrants to Good Tasting and Tuscany Oaks. An executed copy of the Letter Agreement is attached hereto as Exhibit 4, and incorporated herein by reference.
              In connection with such purchases, each of Tuscany Oaks and Good Tasting will enter into a Registration Rights Agreement with the Company, the form of which is attached hereto as Exhibit 5, and incorporated herein by reference.
              On July 2, 2007, in connection with the Subscription Agreements and Registration Rights Agreement discussed above, Eaturna executed a Waiver pursuant to which Eaturna agreed to waive its right to have any of the Shares held by Eaturna registered under the Securities Act of 1933 through the filing of one or more registration statements with the Securities and Exchange Commission pursuant to such Subscription Agreements and Registration Rights Agreement. An executed copy of the Waiver is attached hereto as Exhibit 6, and incorporated herein by reference.
              The form of Warrant is attached hereto as Exhibit 7 and incorporated herein by reference.
Item 7. Material Exhibits to be Filed.

Exhibit 1	Joint Filing Agreement dated as of July 5, 2007.

Exhibit 2	Subscription Agreement, by and among the Company, Robert Spivak and Tuscany Oaks, dated as of July 2, 2007.

Exhibit 3	Subscription Agreement, by and among the Company, Robert Spivak and Good Tasting, dated as of July 2, 2007.

Exhibit 4	Letter Agreement dated as of July 2, 2007.

Exhibit 5	Form of Registration Rights Agreement.

Exhibit 6	Waiver of Registration Rights dated as of July 2, 2007.

Exhibit 7	Form of Grill Concepts, Inc. Warrant to Purchase Shares of Common Stock.
[Signature Pages Follow]

SIGNATURES
    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 5, 2007	EATURNA LLC,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: July 5, 2007	EATURNA HOLDINGS LLC,
a California limited liability company

/s/ Ralph Finerman

By: Ralph Finerman
Its: Manager

Dated: July 5, 2007	GOOD TASTING LLC,
A Delaware limited liability company

/s/ Ralph Finerman

By: Ralph Finerman
Its: Manager

Dated: July 5, 2007	/s/ Lori A. Milken

Lori A. Milken,
an individual

Dated: July 5, 2007

/s/ Michael R. Milken

Michael R. Milken,
an individual

Dated: July 5, 2007
TUSCANY OAKS PARTNERS I LLC,
a Delaware limited liability company

/s/ Robert M. Fell

By: Robert M. Fell
Its: Manager

Dated: July 5, 2007

/s/ Robert M. Fell

Robert M. Fell,
an individual

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated as of July 5, 2007.

Exhibit 2	Subscription Agreement, by and among the Company, Robert Spivak and Tuscany Oaks, dated as of July 2, 2007.

Exhibit 3	Subscription Agreement, by and among the Company, Robert Spivak and Good Tasting, dated as of July 2, 2007.

Exhibit 4	Letter Agreement dated as of July 2, 2007.

Exhibit 5	Form of Registration Rights Agreement.

Exhibit 6	Waiver of Registration Rights dated as of July 2, 2007.

Exhibit 7	Form of Grill Concepts, Inc. Warrant to Purchase Shares of Common Stock.